UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNION BANKSHARES CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90539J109
(CUSIP Number)

Robert J. Merlino
CapGen Capital Group VI LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Suite 2100
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90539J109

1.	Name of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,779,460
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,779,460
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,779,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) PN

____________
(1) This calculation is based on 65,670,388 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of January 5, 2018, as reported to the Reporting Persons by Union Bankshares Corporation on January 8, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,779,460
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,779,460
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,779,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) OO

____________
(1) This calculation is based on 65,670,388 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of January 5, 2018, as reported to the Reporting Persons by Union Bankshares Corporation on January 8, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,779,460
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,779,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,779,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) IN

____________
(1) This calculation is based on 65,670,388 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of January 5, 2018, as reported to the Reporting Persons by Union Bankshares Corporation on January 8, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,645
	8.	Shared Voting Power 4,779,460
	9.	Sole Dispositive Power 1,645
	10.	Shared Dispositive Power 4,779,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) IN

____________
(1) This calculation is based on 65,670,388 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of January 5, 2018, as reported to the Reporting Persons by Union Bankshares Corporation on January 8, 2018.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $1.33 per share ("Common Stock"), of Union Bankshares Corporation, a bank holding company organized under the laws of the Commonwealth of Virginia and registered under the Bank Holding Company Act of 1956, as amended (the "Issuer"). The principal executive offices of the Issuer are located at 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) CapGen Capital Group VI LP, a Delaware limited partnership ("CapGen LP"), (ii) CapGen Capital Group VI LLC, a Delaware limited liability company ("CapGen LLC"), (iii) Mr. Eugene A. Ludwig and (iv) Mr. Robert B. Goldstein.  The business address of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10036. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The principal business of CapGen LP is to invest in companies.

The principal business of CapGen LLC is to serve as the general partner of CapGen LP and to manage its investments.

CapGen LP and CapGen LLC are organized under the laws of the State of Delaware. Messrs. Ludwig and Goldstein are United States citizens.

The managing member of CapGen LLC is Mr. Ludwig. The present principal occupation of Mr. Ludwig is serving as a manager of CapGen LLC and various affiliated entities, and as a member of the management committees and investment committees of CapGen LLC and other affiliated entities and as Chief Executive Officer of Promontory Financial Group, LLC, an IBM company ("Promontory") and Chairman of Promontory Interfinancial Network, LLC, among other related companies.  The principal business of Promontory is consulting related activities for global financial services companies and advising companies on risk management, internal controls, finance, corporate governance and regulatory compliance issues.  The business address of Promontory is 801 17th Street, NW, Suite 1100, Washington D.C. 20006.

Mr. John Rose and Mr. Robert Goldstein, along with Mr. Ludwig, are the principal members of CapGen LLC (the "Principal Members"). The investment committee of CapGen LLC is comprised of Mr. John Sullivan along with the Principal Members.  The present principal occupation of Mr. Goldstein is serving as a member of the management committee and investment committee of CapGen LLC and other affiliated entities.

CapGen LLC is the general partner of CapGen LP.  CapGen LLC is controlled by a management committee and an investment committee.  The members of the management committee are the Principal Members.  All decisions with respect to the voting or disposition of the shares of Common Stock are made by the investment committee.  The investment committee is comprised of the Principal Members and Mr. Sullivan, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.  All investment committee actions are effected with the consent of Mr. Ludwig, one additional Principal Member and a majority in interest of the investment committee members other than the Principal Members.

None of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, any person named in Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the merger (the "Merger") of Xenith Bankshares, Inc. ("Xenith") with and into the Issuer on January 1, 2018, pursuant to the Agreement and Plan of Reorganization, dated May 19, 2017 (the "Reorganization Agreement"), between the Issuer and Xenith:  (i) CapGen LP received 4,779,460 shares of Common Stock, in exchange for the aggregate number of shares of Xenith common stock held by CapGen LP as of the consummation of the Merger and (ii) Mr. Goldstein and accounts over which Mr. Goldstein has the sole voting and dispositive power received 1,645 shares of Common Stock, in exchange for the aggregate number of shares of Xenith common stock held by Mr. Goldstein and in such accounts as of the consummation of the Merger.  CapGen LP purchased shares of Xenith with funds provided by the limited partners of CapGen LP.  In addition, in connection with Mr. Goldstein's services as a member of the board of directors of Xenith, Mr. Goldstein received grants of Xenith common stock for his service as a member of the board.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes, and the acquisitions of shares of Common Stock were not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. In light of current economic and industry conditions, the Reporting Persons have had and currently intend to continue to have in the future, discussions with management of the Issuer concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of the Issuer.  The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, and the investment horizon of CapGen LP, seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons' respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.

Item 5	Interest in Securities of the Issuer

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	4,779,460	7.3%	4,779,460	0	4,779,460	0
CapGen Capital Group VI LLC	4,779,460	7.3%	4,779,460	0	4,779,460	0
Eugene A. Ludwig	4,779,460	7.3%	0	4,779,460	0	4,779,460
Robert B. Goldstein	4,781,105	7.3%	1,645	4,779,460	1,645	4,779,460

(1)	This calculation is based on 65,670,388 shares of Common Stock of the Issuer outstanding as of January 5, 2018, as reported to the Reporting Persons by the Issuer on January 8, 2018.

(c)  Item 3 of this Schedule 13D is hereby incorporated by reference.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

In connection with the Merger, CapGen LP, in its capacity as a shareholder, entered into a Voting Agreement with Xenith and the Issuer (the "Voting Agreement").  Certain terms of the Voting Agreement apply to CapGen LP's investment in the Common Stock.  During the 60 days following the effective time of the Merger (the "Lock-Up Period"), CapGen LP may not, without the prior written consent of the Issuer, which the Issuer may withhold in its sole discretion, (i) transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer, encumbrance or other disposition of any shares of Common Stock; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Common Stock, regardless of whether any such transaction would be settled in securities, in cash or otherwise; or (iii)  publicly announce any intention to do any of the foregoing.  The foregoing restrictions do not apply to the distribution of Common Stock by CapGen LP to any of its affiliates, limited partners or other investors for no consideration who agree in writing to be bound by the obligations and restrictions set forth in the Voting Agreement.  CapGen also agreed that, during the Lock-Up Period, it will not, and that it will use its reasonable best efforts to prevent any affiliate from, directly or indirectly taking any action to cause or result in the stabilization or manipulation of the price of any security of Union, including with respect to any security of Union to facilitate a sale of Common Stock following the Merger.

In addition, pursuant to the Voting Agreement, the Issuer will, and CapGen LP may, at its option, enter into by no later than 30 days following the Merger a registration rights agreement (the "Registration Rights Agreement") among the Issuer, CapGen LP and certain other shareholders of the Issuer who have entered into a voting agreement with the Issuer that is substantially identical to and of even date with the Voting Agreement (collectively, the "Institutional Shareholders"). The Registration Rights Agreement shall apply to up to all shares of Common Stock which the Institutional Shareholders, as of the Merger, own or have the right to receive pursuant to the terms of the Reorganization Agreement (the "Registrable Securities").

The Registration Rights Agreement will contain customary terms and conditions, including, but not limited to the following:  (a) an obligation of the Issuer, upon the request of any of the Institutional Shareholders, at any time on and after the 20th business day prior to the expiration of the Lock-Up Period, to prepare and file a shelf registration statement with respect to the Registrable Securities (the "Registration Statement"), and to use its commercially reasonable efforts to keep the Registration Statement continuously effective for 12 months following the effective date of the Registration Statement (such period, the "Registration Period"); (b) demand rights for underwritten offerings of Registrable Securities under the Registration Statement, which rights may be exercised one time by each Institutional Shareholder during the Registration Period upon the request of such Institutional Shareholder; (c) lockup provisions; (d) Issuer-initiated blackout periods; and (e) indemnification.  The foregoing provisions to be included in the Registration Rights Agreement will not prohibit or restrict CapGen LP from making a distribution of Registrable Securities at any time following the Lock-Up Period to any of its limited partners or other investors for no consideration.  The Registration Rights Agreement will also provide for the following: (x) all expenses of any registration and Registration Statement described in clause (a) above and in connection with any underwritten offering described in clause (b) above, including in both cases attorneys' fees, will be borne by the Issuer; provided, however, that the Issuer will have no obligation with respect to any discounts, selling commissions, or stock transfer taxes applicable to the sale of Registrable Securities; (y) sales of Registrable Securities will be conditioned such that any purchaser thereof (other than an underwriter or any investment bank or broker executing a block trade) will not own more than 4.9% of the total Common Stock outstanding at the time of such sale; and (z) the Issuer will provide commercially reasonable assistance with any underwritten offering or unregistered block trades of Registrable Securities, including, but not limited to, making senior officers and representatives available for investor and diligence meetings and calls, provided the Issuer is given reasonable notice of such meetings and calls and such meetings and calls are conducted in a manner that does not unreasonably interfere with the normal operation of the Issuer's business.

The foregoing references to and descriptions of the Voting Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting Agreement, which is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 10, 2018, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 2
Voting Agreement, dated May 19, 2017, by and among CapGen Capital Group VI LP, Union Bankshares Corporation and Xenith Bankshares, Inc. (incorporated by reference to Exhibit 17 of the Schedule 13D filed by the Reporting Persons on May 23, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2018

CAPGEN CAPITAL GROUP VI LP

By:	CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
	Name:	Robert B. Goldstein

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 1	Joint Filing Agreement, dated January 10, 2018, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 2
Voting Agreement, dated May 19, 2017, by and among CapGen Capital Group VI LP, Union Bankshares Corporation and Xenith Bankshares, Inc. (incorporated by reference to Exhibit 17 of the Schedule 13D filed by the Reporting Persons on May 23, 2017).